UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38857

SANGRIX INC.

(Translation of registrant’s name into English)

160 Robinson Road

12F, SBF Center

Singapore 068914

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On October 21, 2026, the Company entered into a securities purchase agreement (“the SPA”) with Jinghai Jiang, the Chairman of the Board, Chief Executive Officer, Chief Operating Officer of the Company (the “Buyer”). Pursuant to the SPA, the Company agreed to issue and sell to the Buyer 75,000 Class B Ordinary Shares, par value $0.0003 per share, at a purchase price of $0.4390 per share, for aggregate consideration of $32,925.00. The issuance have been approved by the Board of Directors and the Audit Committee.

On October 21, 2026, the Company issued 75,000 Class B Ordinary Shares to the Buyer. Following the issuance, the Buyer will hold 100% of the Company's outstanding Class B ordinary shares, representing approximately 35% of the total voting power of the Company's issued and outstanding share capital.

The execution and delivery of the SPA and the issuance of the Class B Ordinary Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder.

The foregoing description of the SPA is qualified in its entirety by reference to the provisions of the SPA filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on August 13, 2024 (Registration No. 333-281518).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and Jinghai Jiang, dated October 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANGRIX INC.

Date: October 22, 2026	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chairman of the Board, Chief Executive Officer, Chief Operating Officer